EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Modtech Holdings, Inc.:

We consent to the use of our reports dated June 16, 2005, with respect to the consolidated balance sheets of Modtech Holdings, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2004 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, and the effectiveness of internal control over financial reporting as of December 31, 2004, included in this registration statement on Form S-1 and to the reference to our firm under the heading “Experts” in this registration statement.

Our report dated June 16, 2005, on management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2004, expresses our opinion that Modtech Holdings, Inc. did not maintain effective internal control over financial reporting as of December 31, 2004 because of the effect of material weaknesses on the achievement of the objectives of the control criteria and contains explanatory paragraphs that state there were deficiencies in Modtech Holdings, Inc.’s internal control as follows:

•	As of December 31, 2004, the Company lacked the necessary depth of personnel with sufficient technical accounting expertise to ensure preparation of interim and annual financial statements without material misstatements. As a result, (1) a journal entry coding error was identified relating to the accounting for a legal matter; (2) an error in the income tax provision calculation utilized to record income tax related assets and liabilities and assessing the recoverability of deferred tax assets were identified; (3) a control failure occurred involving various levels of review and approval over significant accrual estimates and open invoices, resulting in misstatements to accounts payable, accrued expenses, revenues, cost of sales and operating expenses; and (4) a number of account reconciliation controls and management review and approval controls in the Company’s financial reporting process were not operating effectively, including inadequate management review of transactions in the procurement and disbursement processes to ensure the accuracy and completeness of recorded transactions, resulting in incomplete documentation supporting the authorization of purchases and disbursements. This material weakness represented more than a remote likelihood that a material misstatement of the Company’s annual or interim financial statements would not have been prevented or detected.

•	The Company’s procedures associated with accounting for its long-term revenue contracts were not sufficient to ensure that revenue and costs were properly reflected in its consolidated financial statements. Specifically, the estimated costs to complete individual contracts were not reviewed for propriety and approved by senior project management and cost overruns known prior to the issuance of the consolidated financial statements were not recorded in the correct accounting period. This material weakness resulted in material misstatements to amounts recorded for revenue and cost of sales. The identified misstatements were corrected prior to the issuance of the Company’s 2004 consolidated financial statements.

•	As of December 31, 2004, the Company’s inventory valuation process did not include appropriate controls over inventory costs. Specifically, there was no control designed to ensure that appropriate raw material costs, which impact the Company’s inventory and cost of sales accounts, were input accurately into the system. This material weakness resulted in material misstatements to amounts recorded for inventory and cost of sales. The identified misstatements were corrected prior to the issuance of the Company’s 2004 consolidated financial statements.

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The Company did not have adequate access and segregation of duty controls within the accounts payable and payroll applications. Specifically, certain individuals who had access and the ability to initiate and record transactions were also those individuals who performed key reconciliation and financial reporting functions. These material weaknesses represented more than a remote likelihood that a material misstatement related to the accuracy and completeness of these account balances in the Company’s annual or interim financial statements would not have been prevented or detected.

•	As of December 31, 2004, the Company did not have adequate controls over spreadsheets used in the financial reporting process. These spreadsheets included (1) a spreadsheet used to support and monitor the preparation of significant journal entries relating to revenue and cost of sales, costs and estimated earnings in excess of billings on contracts, and billings in excess of costs and estimated earnings on contracts recorded in the consolidated financial statements; and (2) a spreadsheet utilized in calculating earnings per share, including the weighted average shares outstanding and the weighted average options outstanding utilized in determining diluted earnings per share. There were no change management or access controls in place to prevent an unauthorized modification of the formulas within these spreadsheets and no management review or approval to detect unauthorized changes or errors. Therefore, undetected errors could have resulted in incorrect journal entries being posted to these accounts and errors in the calculation of earnings per share. These material weaknesses represented more than a remote likelihood that a material misstatement related to revenue, cost of sales, costs and estimated earnings in excess of billings on contracts, billings in excess of costs and estimated earnings on contracts and earnings per share in the Company’s annual or interim financial statements would not have been prevented or detected.

•	The following information technology general control deficiencies in the aggregate were deemed to represent a material weakness in the control environment and were the result of a lack of communication and enforcement of control consciousness. These deficiencies in the aggregate represented more than a remote likelihood that a material misstatement of the Company’s annual or interim financial statements would not have been prevented or detected.

•	Deficiencies related to logical and physical access requests, password parameters, security violation monitoring, removal of access rights for terminated employees, segregation of duties reviews, employee acknowledgement of security policies, privileged access rights and powerful user IDs, role based security profiles, and periodic reviews of user access profiles.

•	Deficiencies related to configuration changes, authorization for changes, approval of testing, testing of changes prior to being placed into production, monitoring for unauthorized program changes and configuration changes, communication of changes, updates of control documentation, developer access to production, and emergency changes.

•	Deficiencies related to updates of control documentation, data migration, training on new applications, post-implementation review, and testing approach. Deficiencies related to backup tape off-site storage, backup tape on-site storage, monitoring of backups, problem management, periodic restoration of backups, backup tape rotation policy, backup tape log, completion of job schedules, documentation of operating procedures, and operations reporting.

•	The Company’s program for monitoring the effectiveness of internal control over financial reporting, including information technology related controls, was not sufficient to provide the Company with a basis to monitor the quality of the Company’s internal control performance over time. Internal control monitoring involves assessing the design and operation of internal control on a timely basis and taking necessary corrective actions. This material weakness represented more than a remote likelihood that a material misstatement of the Company’s annual or interim financial statements would not have been prevented or detected.

Our report dated June 16, 2005 also refers to Modtech Holdings, Inc. change in method of accounting for goodwill and intangible assets in 2002.

/s/ KPMG LLP

Costa Mesa, California

September 9, 2005